April 16, 2019

Andrew Spodek
Chief Executive Officer
Postal Realty Trust, Inc.
75 Columbia Avenue
Cedarhurst, NY 11516

       Re: Postal Realty Trust, Inc.
           Registration Statement on Form S-11
           Filed April 2, 2019
           File No. 333-230684

Dear Mr. Spodek :

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-11

Table of Contacts, page ii

1. We note your revised disclosure that the Shares of Voting Equivalency stock are convertible into shares of Class A common stock at the election of the holder at any time.
       Please confirm to us that the issuance of these shares of Class A common stock upon conversion will be pursuant to a valid exemption from registration. Please also tell us, and revise your disclosure if appropriate, if the holder of the shares of Class A common stock received upon conversion will be entitled to any resale registration rights.
Risk Factors, page 20

2. We note that your forum selection provision identifies the Circuit Court for Baltimore
       City, Maryland, or, if that court does not have jurisdiction, the United States District Court
 Andrew Spodek
Postal Realty Trust, Inc.
April 16, 2019
Page 2
       for the District of Maryland, Baltimore Division, as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please add related risk factor disclosure. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Our Management Business, page 97

3. We note your response to comment 15 of our letter dated December 20, 2018. Please expand your disclosure in this section to describe the compensation arrangements for your management business.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Isaac Esquivel at 202-551-3395 or William Demarest at 202-551-3432
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant Director, at
202-551-3655 with any other questions.



                                                              Sincerely,

FirstName LastNameAndrew Spodek                               Division of
Corporation Finance
                                                              Office of Real
Estate and
Comapany NamePostal Realty Trust, Inc.
                                                              Commodities
April 16, 2019 Page 2
cc:       David C. Wright, Esq.
FirstName LastName